Exhibit 12.1

UAP Holding Corp.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Combined Predecessor Entity ConAgra Agricultural Products Business						UAP Consolidated Holding Corp.
	Fiscal Year Ended					Thirty-Nine Weeks Ended November 23, 2003	Thirteen Weeks Ended February 22, 2004
	2000	2001	2002		2003
Fixed Charges as Defined:
Interest expense	$45,136	$62,350	$44,898		$24,421	$12,913	$8,425
One third of non-cancelable lease rent	16,265	17,954	17,666		15,199	10,223	3,174

Total fixed charges (A)	$61,401	$80,304	$62,564		$39,620	$23,136	$11,599

Earnings as Defined:
Pretax income (loss)	$71,873	$2,874	$(48,636)		$48,247	$66,053	$15,442
Add fixed charges	61,401	80,304	62,564		39,620	23,136	11,599

Earnings and fixed charges (B)	$133,274	$83,178	$13,928		$87,867	$89,189	$27,041

Ratio of earnings to fixed charges (B/A)	2.17x	1.04x	—	(a)	2.22x	3.85x	2.33x

(a) For fiscal 2002, the ConAgra Agricultural Products Business’ earnings were insufficient to cover fixed charges by $48.6 million.